Exhibit 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

and Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Calculation of Ratio of Earnings to Fixed Charges
	Six Months Ended June 30,	For the Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Ratio of Earnings to Fixed Charges:
Earnings (loss):
Loss from continuing operations before income taxes	$(48,816)	$(126,995)	$(93,268)	$(42,486)	$(30,073)	$(11,325)
Add : Fixed charges per below	9,776	18,749	7,427	1,949	2,948	5,053

Loss, as adjusted	(39,040)	(108,246)	(85,841)	(40,537)	(27,125)	(6,272)

Fixed charges:
Interest expense on indebtedness	9,339	17,650	6,675	1,292	2,428	4,718
Estimated interest expense within rental expense	437	1,099	752	657	520	335

Total fixed charges	9,776	18,749	7,427	1,949	2,948	5,053

Deficiency of earnings to cover fixed charges	$(48,816)	$(126,995)	$(93,268)	$(42,486)	$(30,073)	$(11,325)

Loss, as adjusted	$(39,040)	$(108,246)	$(85,841)	$(40,537)	$(27,125)	$(6,272)
Fixed charges:
Interest expense on indebtedness	9,339	17,650	6,675	1,292	2,428	4,718
Estimated interest expense within rental expense	437	1,099	752	657	520	335
Dividends on preferred stock	103	204	203	204	3,160	792

Total fixed charges and preferred stock dividends	9,879	18,953	7,630	2,153	6,108	5,845

Deficiency of earnings to cover combined fixed charges and preferred stock dividends	$(48,919)	$(127,199)	$(93,471)	$(42,690)	$(33,233)	$(12,117)